Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 7 November 2006

Excellent reinsurance business performance in the first three quarters: Combined ratio of 92.1% / Comparatively low major-loss burden from natural catastrophes / Primary insurance: ERGO with outstanding result / Return on risk-adjusted capital at 16.5% after three quarters / Target of 15% for the year will be clearly surpassed as things stand at present / Given normal claims experience and stable capital markets until the end of the year, consolidated profit in the range of €3.2–3.4bn achievable / Another dividend increase in prospect / Share buy-back of €1bn

"We have achieved another extraordinarily good quarterly result, which boosts our shareholders' equity further. Following the substantial dividend increase in April, we are now offering our shareholders a share buy-back", said Jörg Schneider, member of the Board of Management, adding that this capital management measure would also reinforce the disciplined underwriting policy in reinsurance. Growth would continue to be sought only where the Group's return targets could be met, said Schneider in a media telephone conference.

Details of the share buy-back: Up to the Annual General Meeting in April 2007, Munich Re will acquire own shares with a purchase price of up to €1bn via the stock exchange – at the current share price level, this would be nearly eight million shares or 3.4% of the share capital. The shares will then be retired. The parameters for acquiring up to 10% of the share capital were created at the last Annual General Meeting. Full details of Munich Re's first-ever share buy-back will be published in the next few days.

With regard to business performance in the first nine months of 2006, Schneider said when presenting the quarterly figures: "Our interim result is very positive, even if allowance is made for the unusually good claims experience and the favourable stock market situation. As things stand at present, we will clearly surpass our 15% RORAC target for 2006. Provided the capital

markets and claims experience remain within normal bounds up to end of the year, the consolidated profit should be between €3.2bn and €3.4bn. That would be the third record year in succession." Given the excellent business performance, Schneider sees the possibility of increasing the dividend again.

Summary of the Munich Re Group's Q1–Q3 figures (See attachment for further details)

In the first nine months of 2006, the Munich Re Group recorded an outstanding profit of €2,361m (first nine months of 2005: €1,390m). The operating result grew by 60.4% to €4,638m (2,891m). Gross premiums written amounted to €28.1bn, a level which – adjusted for disposals (e.g. Karlsruher in October 2005) and positive exchange-rate influences – is about the same as last year's. Shareholders' equity has risen by 5.1% to €25.7bn since the beginning of the year (31.12.2005: €24.4bn), primarily due to the very good development of results.

Reinsurance: High profit of €2,361m / Below-average claims burdens / Risk-adequate prices, terms and conditions will be consistently maintained

The result in reinsurance business benefited from risk-adequate prices, terms and conditions. In contrast to the same period last year, Munich Re was also largely spared major losses from natural catastrophes in the first three quarters of the current year.

The operating result increased to €3,694m (2,154m) in the first nine months, and reinsurance contributed €2,361m (1,030m) to the Group profit. The reinsurers' investment result declined to a still excellent €3,409m (3,637m), because net realised gains on disposals were €287m below last year's figure. Buoyed by positive developments in exchange rates, premium income was up slightly by 0.6% to €16.8bn (16.7bn).

In the life and health segment, premium income was around last year's level at €5.8bn, and the segment contributed €429m (682m) to the profit. By establishing Munich Reinsurance Company – Life Reinsurance Eastern Europe/Central Asia in Moscow, Munich Re is the first foreign reinsurer to have its own company in the Commonwealth of Independent States (CIS). In order to carry on growing organically and profitably in life reinsurance, Munich Re intends to take advantage of the promising economic development and pent-up demand for old-age provision in the CIS.

In property-casualty reinsurance, premium grew slightly to €11.0bn (10.9bn) and the result jumped to €1,932m (348m). The combined ratio came to an excellent 92.1% (108.2%). As the number of major losses from natural catastrophes was below average in the first nine months, these events only had an impact of 0.7 (12.6) percentage points. In the two previous years, severe tropical cyclones had burdened the results. Torsten Jeworrek, member of Munich Re's Board of Management in charge of reinsurance operations, stressed the persistent threat from natural catastrophes: "The moderate hurricane season to date does not break the trend. The cyclical warm phase in the Atlantic and man-made global warming entail a substantial increase in extreme weather anomalies. There are no grounds for relaxing or being complacent. We must continue to face the prospect of severe natural catastrophes whose loss potential is huge and growing, given the increasing concentration of values. It is to this loss potential that we will have to gear our prices, terms and conditions."

In the renewal negotiations in non-life reinsurance at 1 July 2006 in the USA and Latin America, the focus was on property and offshore energy risks with natural catastrophe exposure (especially oil rigs). In the light of the general increase in risk awareness and the considerable upward revision of the loss potential, it proved possible to implement the necessary substantial price increases.

Primary insurance: Substantial profit increase at ERGO / Very good combined ratio

In the first nine months, the primary insurers in the Munich Re Group improved their operating result to €997m (795m), and their profit rose significantly to €573m (461m). The ERGO Insurance Group, which writes about 95% of the gross premiums in Munich Re's primary insurance segment, contributed particularly to the positive development, with an increased profit of €566m (416m). Its combined ratio for property-casualty business including legal expenses insurance amounted to a very good 90.6% (93.0%) and that of the whole primary insurance group, i.e. including Europäische Reiseversicherung and Watkins Syndicate, to 91.0% (93.4%). The investment result in the primary insurance segment totalled €3,700m (4,514m), declining due to a decrease of €425m in gains on disposals and an increase of €209m in write-downs, especially of hedging instruments (owing to the rise in interest rates).

Gross premiums written fell to €12.4bn (13.3bn), with ERGO writing an unchanged amount of €11.8bn. This reduction reflects last year's sale of the Karlsruher Insurance Group and the Nieuwe Hollandse Lloyd Verzekeringsgroep (NHL). Without these sales, the Munich Re Group's primary insurance premium would have risen slightly by 0.8%.

The life and health insurers recorded premium of €8.4bn (9.1bn) and contributed €175m (136m) to the Munich Re Group's result.

- Premium income in life fell in the first nine months to €4.6bn (5.4bn). Even after adjusting the figures for the sale of Karlsruher and NHL, this still amounts to a decrease of 2.4%. Growth in pension insurance was positive, especially in "Riester" business: since January, a total of 100,000 new policies were sold – an increase of 46.5% compared with the same period last year.
- Premiums in the health segment grew by 4.2% to €3.8bn, mainly due to business with supplementary insurance, where premium rose to €712m (649m). Debate about the health reform in Germany is creating uncertainty among clients throughout the market and thus curbing growth in comprehensive health insurance. "The Munich Re Group continues to regard the rules currently planned by the German government for private health insurance as unsatisfactory and in some respects even unconstitutional", said Jörg Schneider.

The property-casualty insurers (including legal expenses insurance) achieved a rise in their profit to €398m (325m) in the first three quarters. Premium volume declined by 5.8% to €4.0bn (4.2bn). Adjusted for the sale of Karlsruher and NHL, premium grew by 1.8% overall. Outside Germany, the property-casualty insurers recorded high growth especially in Poland and the Baltic states. Premiums in legal expenses insurance (adjusted for the above-mentioned sales) also grew as a result of the positive trend in foreign business. In German motor insurance, premium income decreased, partly because of the selected underwriting approach to fleet business.

Investments: Result at a high level of €7.0bn

The Munich Re Group's investments totalled €178.2bn as at 30 September (31.12.2005: €177.2bn). For the first nine months of the year, the Group achieved a very good investment result of €6,993m (8,052m). In the third quarter, too, advantage was taken of the favourable mood on the capital markets to restructure or sell investment portfolios. At the end of September, the proportion of investments in equities amounted to 13.5% (31.12.2005: 14.0%) at market values.

Outlook for the business year 2006 as a whole: Premium volume at last year's level / Positive business development in primary insurance and reinsurance / Improved combined ratios

Munich Re is continuing to systematically pursue its policy of risk-adequate prices, terms and conditions. Torsten Jeworrek on reinsurance: "Discipline and stability will be our watchwords in the forthcoming renewals at the turn of the year. In 2006, we were able to achieve substantial price increases for natural catastrophe risks in the US market; this level is risk-adequate. For the European markets, we expect at least stable prices." Jeworrek continued: "Where necessary, we will detach ourselves in proportional business from developments on the primary insurance market."

In primary insurance, Munich Re expects premium income to rise slightly. At the beginning of October, ERGO acquired a majority stake in the Turkish insurance group Isviçre, including the country's fifth-largest property-casualty insurer, Isviçre Sigorta, whose focus is on personal lines business. The Group is also active in the strongly growing segments of life and health. ERGO is thus excellently positioned to tap the great opportunities offered by the Turkish market in the years ahead.

Munich Re reckons that, with stable exchange rates, the Group's premium income for the whole of 2006 is likely to be between €37bn and €38bn and thus at the same level (adjusted for the sales of subsidiaries) as last year. Before consolidation, it currently expects reinsurance to provide approximately €22–23bn of this, and primary insurance around €16.5–17.0bn.

Schneider was confident of achieving a combined ratio of below 95% for reinsurance in 2006. However, the tropical cyclone season was not yet over. He pointed out that the autumn and winter storms typical of this time of year in Northern Europe might also result in large claims burdens, as indicated by last week's events on the North Sea coast. In primary insurance, another combined ratio of around 93% should be achievable for 2006. "We would then surpass our targets in both reinsurance and primary insurance and be on course for another record result", said Schneider.

Change in Munich Re's Central Division: Press

Rainer Küppers (60), for over 30 years responsible for various aspects of public relations work under the Chairman of the Board of Management, especially for the Munich Re Group's media activities at home and abroad, will be stepping down after the balance sheet press conference on 20 March 2007 at his own request. Until the end of the active period of his semi-retirement, he will act as consultant to the members of the Boards of Management and communication personnel of the Group's companies. His successor will be Dr. Christian Lawrence, currently head of global communications at Allianz Global Investors. Like his predecessor, Dr. Lawrence will report directly to the Chairman of the Board of Management.

The **Munich Re Group** operates worldwide, turning risk into value. In the business year 2005, it achieved a profit of €2,743m, the highest in its 126-year corporate history. In 2005, its premium income amounted to approximately €38bn and its investments to around €177bn. The Group is characterised by particularly pronounced diversification. It has approximately 38,000 employees at over 50 locations throughout the world and operates in all lines of insurance. With premium income of around €22bn in the year 2005 from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group, the second-largest provider in the German primary insurance market and a leading player in several other European insurance markets both in health insurance and legal expenses cover.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (89) 38 91–25 04 or Johanna Weber on +49 (89) 38 91–26 95.
The quarterly report 3/2006 and the presentation for today's media telephone conference can be viewed at www.munichre.com in German and English.

Munich, 7 November 2006

Münchener Rückversicherungs–Gesellschaft
signed Schneider signed Küppers

7 November 2006

Munich Re decides to buy back shares / Excellent business performance in the first three quarters

Share buy-back of EUR 1bn
Excellent reinsurance business performance in the first three quarters
Primary insurance: ERGO with outstanding result
Return on risk-adjusted capital at 16.5% after three quarters / Target of 15% for the year will be clearly surpassed as things stand at present
Given normal claims experience and stable capital markets until the end of the year, consolidated profit in the range of EUR 3.2–3.4bn achievable
Another dividend increase in prospect

Munich Re decides to buy back shares

Today, the Board of Management of Munich Reinsurance Company ("Munich Re") decided that up to 11,000,000 Munich Re shares will be acquired via the stock exchange in the period between 8 November 2006 and, at the latest, the Annual General Meeting on 26 April 2007. The share buy-back will be restricted to a total purchase price (excluding additional charges) of EUR 1bn; on the basis of the share price level on 2 November 2006, this would be nearly eight million shares or 3.4% of the share capital.

The Board of Management is thus availing itself of the authorisation to buy back shares granted by the

Annual General Meeting on 19 April 2006. The purpose of the share buy-back is to retire the repurchased shares in order to optimise the Company's capital structure.

The buy-back will be carried out in accordance with Section 14 para. 2 and Section 20a para. 3 of the German Securities Trading Act in conjunction with the rules of Commission Regulation (EC) No. 2273/2003 of 22 December 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buy-back programmes and stabilisation of financial instruments.

Summary of the Munich Re Group's Q1–Q3 figures

In the first nine months of 2006, the Munich Re Group recorded an outstanding profit of EUR 2,861m (first nine months of 2005: EUR 1,390m). The operating result grew by 60.4% to EUR 4,638m (2,891m). Gross premiums written amounted to EUR 28.1bn, a level which — adjusted for disposals (e.g. Karlsruher in October 2005) and positive exchange-rate influences — is about the same as last year's. Shareholders' equity has risen by 5.1% to EUR 25.7bn since the beginning of the year (31.12.2005: EUR 24.4bn), primarily due to the very good development of results.

Reinsurance: High profit of EUR 2,361m / Below-average claims burdens

The result in reinsurance business benefited from risk-adequate prices, terms and conditions. In contrast to the same period last year, Munich Re was also largely spared major losses from natural catastrophes in the first three quarters of the current year.

The operating result increased to EUR 3,694m (2,154m) in the first nine months, and reinsurance contributed EUR 2,361m (1,030m) to the Group profit. Buoyed by positive developments in exchange rates, premium income was up slightly by 0.6% to EUR 16.8bn (16.7bn).

In the life and health segment, premium income was around last year's level at EUR 5.8bn, and the segment contributed EUR 429m (682m) to the profit.

In property-casualty reinsurance, premium grew slightly to EUR 11.0bn (10.9bn), whilst the result jumped to EUR 1,932m (348m). The combined ratio came to an excellent 92.1% (108.2%).

Primary insurance: Substantial profit increase at ERGO / Very good combined ratio

In the first nine months, the primary insurers in the Munich Re Group improved their operating result to EUR 997m (795m), and their profit rose significantly to EUR 573m (461m). The ERGO Insurance Group, which writes about 95% of the gross premiums in Munich Re's primary insurance segment, contributed particularly to the positive development, with an increased profit of EUR 566m (416m). Its combined ratio for property-casualty business including legal expenses insurance amounted to a very good 90.6% (93.0%) and that of the whole primary insurance group to 91.0% (93.4%).

Investments: Result at a high level of EUR 7.0bn
The Munich Re Group's investments totalled EUR 178.2bn as at 30 September (31.12.2005: EUR 177.2bn). For the first nine months of the year, the Group achieved a very good investment result of EUR 6,993m (8,052m). In the third quarter, too, advantage was taken of the favourable mood on the capital markets to restructure or sell investment portfolios.

Outlook for the business year 2006 as a whole: Premium volume at last year's level / Positive business development in primary insurance and reinsurance / Improved combined ratios
Munich Re reckons that, with stable exchange rates, the Group's premium income for the whole of 2006 is likely to be between EUR 37bn and EUR 38bn and thus at the same level (adjusted for sales of subsidiaries) as last year. Before consolidation, it currently expects reinsurance to provide approximately EUR 22–23bn of this, and primary insurance around EUR 16.5–17.0bn.
Munich Re is confident of achieving a combined ratio of below 95% for reinsurance in 2006. In primary insurance, another combined ratio of around 93% should be achievable for 2006.
As things stand at present, the RORAC target of 15% for 2006 will be clearly surpassed. Provided the capital markets and claims experience remain within normal bounds up to end of the year, the consolidated profit should be between EUR 3.2bn and EUR 3.4bn. Given the excellent business performance, the Board of Management sees the possibility of increasing the dividend again, unless there are exceptional adverse developments in the fourth quarter.

Further details may be obtained from the press release.

Munich, 7 November 2006

Münchener Rückversicherungs-Gesellschaft

Aktiengesellschaft in München
Königinstraße 107
80802 München
Germany

Disclaimer:
This announcement contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Quarterly Report


Münchener Rück
Munich Re Group

Supervisory Board

Dr. Hans-Jürgen Schinzler (Chairman)

Board of Management

Dr. Nikolaus von Bomhard (Chairman)

Dr. Ludger Arnoldussen (from 1 October 2006)

Dr. Thomas Blunck

Georg Daschner

Dr. Heiner Hasford

Dr. Torsten Jeworrek

Christian Kluge (until 31 December 2006)

John Phelan

Dr. Jörg Schneider

Dr. Wolfgang Strassl

Karl Wittmann (until 31 December 2006)

Munich Re Group

Key figures (IFRS)

		Q1–3 2006	Q1–3 2005[1,2]	Change %	Q3 2006	Q3 2005[1,2]	Change %
Gross premiums written	€m	28,080	28,625	–1.9	9,017	9,245	–2.5
Investment result	€m	6,993	8,052	–13.2	2,236	3,078	–27.4
Result before impairment losses of goodwill	€m	4,638	2,895	60.2	1,316	656	100.6
Taxes on income	€m	1,539	1,211	27.1	510	56	810.7
Consolidated result	€m	2,861	1,390	105.8	732	514	42.4
Thereof attributable to minority interests	€m	62	50	24.0	17	20	–15.0
Earnings per share	€	12.29	5.87	109.4	3.15	2.17	45.2
Combined ratio							
– Reinsurance non-life	%	92.1	108.2		92.0	124.6	
– Primary insurance property-casualty	%	91.0	93.4		89.1	91.3	

[1]Adjusted owing to first-time application of IAS 19 (rev. 2004). Details can be found in the notes on recognition and measurement.
[2]Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005. Details can be found in the notes on recognition and measurement in the Group Annual Report 2005.

		30.9.2006	31.12.2005	Change %
Investments	€m	178,167	177,171	0.6
Equity	€m	25,651	24,397[1]	5.1
Net underwriting provisions	€m	155,287	154,048[1]	0.8
Staff		36,788	37,953	–3.1
Share price	€	124.71	114.38	9.0
Munich Re's market capitalisation	€bn	28.6	26.3	9.0

[1]Adjusted owing to first-time application of IAS 19 (rev. 2004).

Contents

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Dear Shareholders,

Munich Re continued to develop very well in the third quarter. A result of €732m, a combined ratio of 92.0% in reinsurance and 89.1% in primary insurance – these figures speak for themselves, though they will not make us complacent.

The exceptionally good result is partly due to the fact that, unlike in the two previous years, we have been spared severe natural catastrophes, especially in the hurricane season now coming to an end. But that is not the decisive factor – absorbing random fluctuations is part of our business as a reinsurer. That we have now been able to report positive quarterly results for more than three years in succession reflects, above all, our intensive efforts to gear our basic reinsurance business to sustained profitability. And we will not cease working to refine the tools with which we manage our risks and steer our business. The consequence of this approach is a marked improvement in the stability of our results.

Stable results at a high level are in the interests of our investors. The performance of Munich Re's share price in the last few months shows that the capital markets are increasingly registering and appreciating our efforts to manage and stabilise our result. In the first three quarters of this year, Munich Re's share price rose appreciably, outperforming the DAX and the DJ EURO STOXX 50. Given that capital markets are volatile, it would be wrong to simply extrapolate this trend in linear fashion, of course, but I still see good potential for further upward movement in our share price.

I would welcome such a development, especially in the interests of our investors, both institutional and private. In recent years, our shareholder profile has changed considerably. As a result of the process of reducing cross-holdings in the German financial industry, former major shareholders have sold their shares in Munich Re. The group of investors has thus broadened both in composition and geographically. I regard the way this substantial shift has been accomplished in the capital markets as a success, and evidence of the confidence in our shares.

Our attention continues to focus on private investors as well as major shareholders, since we also attach great importance to private individuals investing directly in Munich Re shares. We aim to encourage their interest by, among other things, further improving their access to information about Munich Re and through the service we provide in relation to our shares.

Ultimately, however, the crucial point is that Munich Re remains an attractive investment, particularly compared with our competitors. This objective is also served by active capital management, something to which we are committed. In the light of this, we have decided to buy back shares with a volume of up to one billion euros. The buy-back is to be completed by the Annual General Meeting on 26 April 2007, and the repurchased shares will be retired in order to optimise our capital structure. Together with our dividend policy, we believe this step makes clear that we take the subject of capital management just as seriously as risk management.

If our business performs as expected in the remaining weeks of this year, 2006 should be yet another very satisfactory year for our shareholders.

Yours sincerely,



Key parameters

- Global growth remains robust
- Cooling of the US economy now appreciable
- Growth climate in the eurozone still positive

Overall, as in the previous quarters, the global economy sustained its robust growth in the period under review, although development in the USA was subject to considerable strains. Growth in China, however, remained high, and in the eurozone the positive economic climate also continued by and large, even if some early indicators were already signalling a cooling tendency.

According to initial estimates, the US economy grew by 1.6% in real terms in the third quarter, i.e. when seasonally adjusted and annualised. Having already slowed considerably between April and June (2.6%), growth thus decreased again, due not least to the housing market, which continued to weaken. In the eurozone, early indicators such as the purchasing manager's index for the manufacturing industry pointed to a still positive economic climate, although there are signs of a moderate slackening. Despite the ifo business climate index falling slightly in the third quarter, the economic situation also remained favourable in Germany. Once again, the German labour market benefited from the positive development.

The third-quarter economic data received thus far for Japan are ambivalent: whereas several figures were worse than anticipated by the market participants (e.g. for industrial production and new orders in mechanical engineering), the business climate improved. China lost some momentum in the period under review, with growth dropping to an estimated 10.4% compared with the previous year. On the whole, the other emerging markets of Asia, eastern Europe and Latin America also benefited from the continued stability of the global economy.

On the foreign exchange markets, the euro had fallen back slightly by the end of September to US$ 1.27, which nevertheless represents an increase compared with its closing rate in the previous year (US$ 1.18). Against the Japanese yen, the euro also gained ground somewhat on its position at the end of 2005, closing the quarter at ¥149.56. Inflation rates moved down in both the USA and the eurozone. The Federal Reserve retained the same federal funds rate in the reporting period, whereas the European Central Bank increased its key interest rate again by a quarter of a percentage point to 3.00% in August, before adding a further 0.25 percentage points in October. Against a background of economic cooling, long-term interest rates in the USA and the eurozone sank. For the most part, investments on the international stock markets yielded price gains.

In the coming twelve months, we expect worldwide economic growth to slacken and the US economy to grow at rates below those of recent years. A slowdown is also likely in the eurozone. In addition, significant risks continue to threaten the world economy: geopolitical uncertainties (Middle East, oil price), a greater-than-expected weakening of the US economy, the risk of a marked decrease in the value of the dollar as a consequence of the still-high US current account deficit, a significant increase in credit spreads, and a bird flu pandemic.

Business experience from 1 January to 30 September 2006

Reinsurance

- **Excellent consolidated result of €2.4bn in the first three quarters**
- **Outstanding combined ratio of 92.1%**
- **Low burden from major losses, with risk-adequate prices**
- **Successful renewals at 1 July 2006**

Compared with the same period last year, which was impacted by substantial losses especially from natural catastrophes, the Munich Re Group's reinsurance result for the third quarter 2006 was under much less pressure, particularly because we were not affected by any severe natural catastrophes in the period under review. Moreover, an attractive environment allowed us to largely maintain and, where necessary, optimise the conditions of our basic business, which we had already improved considerably in the preceding renewals.

The consolidated result of our reinsurers climbed to €605m (345m) in the third quarter and totalled €2,361m (1,030m) for the first three quarters.

Premium income decreased marginally to €5.50bn (5.51bn) in the months July to September and showed a year-on-year rise in the first three quarters of 0.6% to €16.8bn (16.7bn).

The average exchange rate for the euro against the most important currencies for us was somewhat lower in the first three quarters compared with the same period last year. These currency translation effects raised our premium volume by €217m, an amount which includes negative currency translation effects of €21m resulting from a strengthening of the euro in the third quarter.

Gross premiums by division Q1–3 2006


Special and Financial Risks 9% (9%)
Corporate Underwriting/Global Clients 16% (15%)
North America 12% (12%)
Asia, Australasia, Africa 8% (9%)
Life and Health 35% (35%)
Europe 1 7% (8%)
Europe 2/Latin America 13% (12%)

In the renewal negotiations in non-life reinsurance at 1 July 2006 in the USA and Latin America, we achieved appreciable price increases, especially for property and offshore energy risks with natural catastrophe exposure, such as oil rigs. The reason for this is the noticeable increase in the frequency and size of claims incurred in these lines in previous years, which has been responsible for a general rise in risk awareness and a considerably higher assessment of the loss potential involved. With our competence in writing this business, we see ourselves well-equipped to evaluate these risks adequately; we therefore continue to be able to cover them at risk-adequate prices, terms and conditions. The reinsurance markets are also increasingly coming to realise that commensurate terms and conditions are absolutely essential. Munich Re has maintained its overall liability for natural catastrophe covers at the same level, whilst further optimising its portfolio and thus improving its sustainable profit expectations.

In areas not exposed to natural catastrophes, we were generally able to keep prices constant at risk-adequate levels.

In the segment of life and health reinsurance, our premium income in the third quarter was unchanged at €1.9bn. In the first nine months of 2006, premium totalled €5.8bn (5.8bn). By establishing Munich Reinsurance Company – Life Reinsurance Eastern Europe/Central Asia, Munich Re is the first foreign reinsurer to have its own company operating in Moscow. We are thus entering a new era in the support of our life reinsurance clients and expect that the general economic upswing in this region will also trigger substantial growth in the insurance markets.

Our premium income in property-casualty reinsurance decreased slightly by 0.5% to €3.56bn (3.58bn) in the quarter under review, and rose by 0.8% to €11.0bn (10.9bn) for the first nine months.

Essentially, stagnating premium volume continues to be attributable to our strict adherence to the principle of "profitability before growth" in underwriting. As part of our related portfolio management, we are converting our reinsurance treaties in certain market segments and for specific clients to non-proportional covers if and insofar as this allows us to create higher added value. We are prepared to accept that the premium volume generated in these cases is lower than under proportional treaty forms of cover. Nevertheless, we have already partially offset the lower volume with the large rate increases we achieved in last year's treaty renewals for property and offshore energy risks with natural catastrophe exposure in the USA and Latin America.

We expect premium growth impulses from our licence for transacting ReTakaful business in the Malaysian life and non-life sector. Munich Re is the first foreign reinsurer to offer reinsurance cover in compliance with the principles of Islamic theology and thus presents itself as a suitable partner for the growing number of Takaful companies in the Islamic world.

The operating result in reinsurance totalled €1,107m (314m) in the third quarter and €3,694m (2,154m) in the first nine months of 2006.

Compared with the same period last year, the impact from major losses was below average at €146m (1,367m) in the third quarter and €564m (1,779m) in the first nine months, a welcome feature being that we were not affected by severe natural catastrophe losses in the third quarter, with its usually strong seasonal burden. The combined ratio consequently stood at an excellent 92.0% (124.6%) for the months of July to September 2006 and at 92.1% (108.2%) for the first three quarters.

Our reinsurers' investment result totalled €1,056m (1,458m) in the third quarter and €3,409m (3,637m) for the period from January to September.

Since long-term interest rates fell again in the period under review and stock markets developed favourably, valuation reserves grew. The valuation reserves for non-fixed-interest securities available for sale show a rise of €628m since the end of June 2006, despite realised capital gains amounting to €295m. Net unrealised gains on fixed-interest securities available for sale grew by €996m in the same period.

In September, Munich Re's largest subsidiary, American Re-Insurance Company, was renamed Munich Reinsurance America, Inc. The name change is a logical step in the extensive integration of American Re into the Munich Re Group and accentuates our clear and unambiguous commitment both to the significant US market and to our subsidiary American Re, now Munich Re America. The company will hence be able to benefit more strongly from the global Munich Re brand name, which stands for exceptional financial strength, know-how and innovation in the insurance industry.

Key reinsurance figures

		Q1–3 2006	Q1–3 2005[1]	Q3 2006	Q3 2005[1]
Gross premiums written	€bn	16.8	16.7	5.5	5.5
Loss ratio non-life	%	65.1	79.8	64.5	97.0
Expense ratio non-life	%	27.0	28.4	27.5	27.6
Combined ratio non-life	%	92.1	108.2	92.0	124.6
Thereof natural catastrophes	Percentage points	0.7	12.6	0.4	32.9
Investment result	€m	3,409	3,637	1,056	1,458
Result before impairment losses of goodwill	€m	3,694	2,154	1,107	314
Consolidated result	€m	2,361	1,030	605	345
Thereof attributable to minority interests	€m	–	–	–	–

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

		30.9.2006	31.12.2005
Investments	€bn	86.5	87.0
Net underwriting provisions	€bn	62.2	63.4

Primary insurance

- Very satisfactory consolidated result of €573m in the first nine months
- Combined ratio still very good at 91.0%
- Premium development influenced by previous year's disposals
- Ongoing uncertainty about health reform

The Munich Re Group's primary insurers, essentially comprising the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate, posted an operating result of €202m in the third quarter of 2006. In the same period last year, the result of €300m had been positively influenced by gains on disposals which had been almost twice as high. Given the much lower result of disposals compared with the previous year, our operating result between January and September was a very satisfactory €997m (795m), equivalent to an increase of 25.4%. The consolidated result for the first three quarters of 2006 totalled €573m (461m), of which €125m (137m) was apportionable to the period July to September. At €3.9bn, gross premiums written were 6.6% lower in the months July to September than in the same period last year (€4.1bn). Adjusted for the sale of Karlsruher Insurance Group in the second half of 2005, this corresponded to a modest decline of 0.1%. All in all, gross premiums have shown a decrease of 6.7% to €12.4bn (13.3bn) since the beginning of the year. This reduction reflects both the sale of the Karlsruher Insurance Group and that of the Nieuwe Hollandse Lloyd Verzekeringsgroep (NHL) at 30 June 2005.

Gross premiums by class of insurance Q1–3 2006



Property-casualty 27% (26%)
Legal expenses 5% (5%)
Life 37% (41%)
Health 31% (28%)

Our life insurers wrote gross premiums of €1.5bn (1.7bn) in the third quarter of 2006, a reduction of 13.7% compared with the same period last year. In the course of this year, premium volume fell by 14.9% to €4.6bn (5.4bn). Premium in Germany declined to €3.9bn (4.7bn) in the first nine months of 2006. Even after adjusting the figures for the sale of Karlsruher Insurance Group, this still amounts to a decrease of 2.4%. Besides many policies terminating, the reason for the reduction was a rising share of unit-linked and Riester business, whose savings premiums are not recognised as premiums under IFRS. In other countries, premiums showed a decrease of 4.0% to €720m between January and September, mainly resulting from lower single-premium business in Italy. German new business for the third quarter was 8.6% higher than in the same period last year; between January and September, it was up by 0.6%, primarily because policies taken out at the end of the previous year were not placed to account until the first quarter of 2005. In terms of total premiums, new business grew by 8.1% in the first nine months. Demand for annuity policies, especially for Riester products, developed positively. Since January, we have sold 100,000 new Riester policies – an increase of 46.5% on the same period last year.

In the health segment, we wrote premiums of €1.3bn (1.2bn) in the third quarter of 2006, which is equivalent to growth of 4.3% year on year. Premium income since the beginning of the year rose by 4.2% to €3.8bn (3.7bn). This increase was mainly ascribable to the favourable development of new business in supplementary insurance, where we recorded growth of 9.7% over last year. By contrast, comprehensive health insurance grew only moderately by 0.3%. The German government's draft on health reform provides for the portability of ageing reserves and a basic policy for the uninsured self-employed, which would have a sustained impact on the business model of private health insurance. Client ties and the generation of added value from the basic policies would then be important success factors. The planned three-year transition period for employees who wish to switch over to private health insurance would restrict the market potential of this line of business. The German health reform will not solve the problems of the compulsory health insurance scheme, however. Private health insurance, which is demography-resistant and provides guaranteed benefits, remains the only alternative to compulsory health insurance.

As in the previous quarters, foreign business was again favourable, with a double-digit growth rate of 12.9%.

In property-casualty insurance, gross premiums written fell by 7.5% in the third quarter to €1.1bn (1.2bn). Since the beginning of the year, premium income has shown a decline of 5.8% to €4.0bn (4.2bn), essentially because of the sale of the Karlsruher Insurance Group and NHL in the previous year. Adjusted for the effect of these sales, premium grew by 9.1% in foreign business and by 1.8% overall. The high growth in foreign business was primarily attributable to the pleasing performance in Poland and the Baltic States, whereas premium in German business was down 8.1%, mainly because of the development of motor insurance. Fierce competition in this area has caused a reduction in new business premiums since the beginning of the year. On top of this, the increased number of policyholders reassigned to higher no-claims bonus classes is responsible for falling premium income in the portfolio.

By contrast, a favourable development was registered in personal accident insurance and personal lines property business, which grew by 2.1% and 1.9% respectively. Thanks to our consistently strict, risk-based underwriting policy, we bucked the market trend and were able to achieve 3.3% growth in commercial property business.

Legal expenses insurance at ERGO showed nearly stable premium income of €209m (208m) in the third quarter, but grew year on year by 0.9% to €652m (646m) in the months January to September, driven by an increase in foreign business to €321m (311m).

At 91.0%, the combined ratio for property-casualty business including legal expenses insurance remained at a very good level and was even better than the previous year's satisfactory figure (93.4%). The third quarter was characterised by very favourable claims experience, with a combined ratio of 89.1% (91.3%).

The primary insurers' investment result totalled €3,700m (4,514m) in the first nine months, the third quarter accounting for €1,196m (1,598m). Since interest rates for long-term securities were down in the third quarter, the value of our derivative financial instruments used for hedging in life primary insurance climbed again, by €102m. The valuation reserves of our fixed-interest securities also rose as a consequence of the situation on the bond markets.

At the beginning of October, the acquisition of a majority stake in the Turkish insurance group Isviçre was concluded as agreed between ERGO and the Balci family after the necessary approvals had been obtained from the competent Turkish supervisory authorities. ERGO thus holds a 65.1% stake in the Isviçre Group. Another 9.9% will shortly be acquired, raising ERGO's future share to 75%. The total purchase price will be €213.8m. A 25% stake will be retained by the Balci family. The group includes Turkey's fifth-largest property-casualty insurer (Isviçre Sigorta), which focuses on personal lines business, but it also operates in the steadily growing segments of life and health. We are therefore excellently positioned to tap the great opportunities offered by the Turkish market in the years ahead.

Key primary insurance figures

		Q1–3 2006	Q1–3 2005[1,2]	Q3 2006	Q3 2005[1,2]
Gross premiums written	€bn	12.4	13.3	3.9	4.1
Loss ratio property-casualty	%	55.3	59.2	53.5	59.1
Expense ratio property-casualty	%	34.2	32.5	34.0	29.9
Combined ratio property-casualty	%	89.5	91.7	87.5	89.0
Combined ratio legal expenses insurance	%	96.5	99.9	95.2	100.5
Combined ratio property-casualty including legal expenses insurance	%	91.0	93.4	89.1	91.3
Investment result	€m	3,700	4,514	1,196	1,598
Result before impairment losses of goodwill	€m	997	799	202	300
Consolidated result	€m	573	461	125	137
Thereof attributable to minority interests	€m	60	53	16	22

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2] Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

		30.9.2006	31.12.2005
Investments	€bn	107.3	105.9
Net underwriting provisions	€bn	93.1	90.7[1]

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Key figures of the ERGO Insurance Group

		Q1–3 2006	Q1–3 2005[1,2]	Q3 2006	Q3 2005[1,2]
Gross premiums written	€bn	11.8	11.8	3.7	3.7
Loss ratio property-casualty	%	55.3	57.9	53.5	58.5
Expense ratio property-casualty	%	33.5	33.0	33.9	31.6
Combined ratio property-casualty	%	88.8	90.9	87.4	90.2
Combined ratio legal expenses insurance	%	96.5	99.7	95.2	100.8
Combined ratio property-casualty including legal expenses insurance	%	90.6	93.0	89.2	92.6
Investment result	€m	3,863	4,215	1,251	1,553
Result before impairment losses of goodwill	€m	987	759	190	308
Consolidated result	€m	566	416	116	149
Thereof attributable to minority interests	€m	34	16	11	9

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2] Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

		30.9.2006	31.12.2005
Investments	€m	101,846	100,193
Equity	€m	4,269	4,117[1]
Net underwriting provisions	€m	93,485	91,133[1]

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Asset management

- Equities and bonds perform positively
- Excellent investment result of €7.0bn in the first three quarters
- MEAG acquires shareholding in the Chinese asset manager PAMC

The carrying amount of the Munich Re Group's investments on 30 September 2006 was €178.2bn (177.2bn). Following a drop in their volume in the first half-year due to equity and bond market developments, we recorded an increase again in the third quarter. Since the beginning of the year, the balance sheet value of the Group's investments showed growth of €1.0bn or 0.6%, and as much as €5.7bn or 3.3% since the end of the first half-year 2006. Key factors in this were the increases recorded since the middle of the year in the market value of our bond investments available for sale. We invested cash flows from our underwriting business and disposals to an increased extent in loans and fixed-interest securities.

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m[1]	30.9. 2006	31.12. 2005	30.9. 2006	31.12. 2005	30.9. 2006	31.12. 2005	30.9. 2006	31.12. 2005	30.9. 2006	31.12. 2005	30.9. 2006	31.12. 2005
Land and buildings, including buildings on third-party land	589	663	775	759	3,939	4,169	181	179	27	28	5,511	5,798
Investments in affiliated companies	24	18	28	20	41	34	56	101	13	11	162	184
Investments in associates	65	64	183	175	470	451	341	400	58	38	1,117	1,128
Loans	105	74	117	68	25,982	23,192	1,395	1,444	15	17	27,614	24,795
Other securities held to maturity	–	–	–	–	251	432	11	13	–	–	262	445
Other securities available for sale												
– Fixed-interest	17,523	17,478	29,062	27,487	49,075	50,106	4,158	4,010	6	25	99,824	99,106
– Non-fixed-interest	4,971	5,883	7,128	6,912	10,045	10,198	1,813	2,345	7	8	23,964	25,346
Other securities held for trading												
– Fixed-interest	18	13	809	545	31	32	262	310	–	–	1,120	900
– Non-fixed-interest	–	–	6	4	–	–	8	5	–	–	14	9
– Derivatives	129	133	163	151	359	685	14	1	–	–	665	970
Deposits retained on assumed reinsurance business	5,594	6,740	7,322	7,610	249	225	5	6	–	–	13,170	14,581
Other investments	218	321	580	539	919	638	244	276	1,145	705	3,106	2,479
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	1,638	1,430	–	–	–	–	1,638	1,430
Total	**29,236**	**31,387**	**46,173**	**44,270**	**92,999**	**91,592**	**8,488**	**9,090**	**1,271**	**832**	**178,167**	**177,171**

[1] After elimination of intra-Group transactions across segments.

Distribution of investments as at 30.9.2006 (31.12.2005)


Miscellaneous investments 11.1% (11.9%)
Shares and equity funds 12.8% (13.3%)
Fixed-interest securities 56.8% (56.8%)
Real estate 3.1% (3.3%)
Participating interests 0.7% (0.7%)
Loans 15.5% (14.0%)

We have placed approximately 72% of our Group's assets in fixed-interest investments. Fixed-income securities available for sale made up 56.0% of our total investment portfolio at the balance sheet date. Net unrealised gains on these were up €1.9bn to €1.8bn in the third quarter following a 36 basis point decline in the interest rate for ten-year government bonds to 3.71% in the same period, which broke the upward yield trend for long-term securities that has persisted since autumn 2005. This turnaround was triggered largely by the US bond market, which has a significant influence on long European bonds. Yields on ten-year US government bonds shrank by 51 basis points in the third quarter to 4.63%, reflecting the impact of the weakening US economy on the bond markets and their anticipation of a cut in the federal funds rate.

Equities and equity funds accounted for 12.8% of our investments at book values as at 30 September 2006. Our equity-backing ratio, which also includes participations, amounted to 13.5% at the same date. This represents a decrease of 0.3 percentage points in the third quarter and 0.6 percentage points since the beginning of the year.

Net unrealised gains on our non-fixed-interest securities available for sale totalled €7.1bn at the end of the quarter. This corresponds to an increase of €1.0bn or 16.9% in the third quarter, with the dynamic growth of the European stock markets having a decisive influence. In the same period, the EURO STOXX 50 climbed 6.9% to 3,899 points. The representative US stock market index, the S&P 500, moved up 5.2%, climbing to 1,336 points on 30 September. At the end of the quarter, both indices had exceeded the previous annual highs they had reached in May 2006.

The Japanese Nikkei 225 advanced by 4.0% between July and September and closed at 16,128 points.

At the end of the quarter, net unrealised gains on securities available for sale totalled €8.9bn, up €2.9bn on the first half of the year; compared with 31 December 2005, there was a decline of €2.0bn. Our off-balance-sheet valuation reserves grew by €0.7bn in the third quarter and totalled €1.9bn at the end of September. The reason for this was the positive development of the valuation reserves of our existing investments in loans as a consequence of the fall in interest rates.

With the inclusion of off-balance-sheet valuation reserves, investments totalled €180.0bn (179.6bn) at market values.

Investment result by type of investment and segment

All figures in €m[1]	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005
Land and buildings, including buildings on third-party land	13	14	59	46	192	187	11	4	–	1	275	252
Investments in affiliated companies	1	–	6	1	13	1	15	15	–	–2	35	15
Investments in associates	6	12	31	75	12	55	23	24	4	–6	76	160
Loans	2	2	4	2	815	883	41	32	–	1	862	920
Other securities held to maturity	–	–	–	–	12	21	1	1	–	–	13	22
Other securities available for sale												
– Fixed-interest	421	585	954	962	1,484	2,140	127	176	1	1	2,987	3,864
– Non-fixed-interest	279	278	1,204	1,011	1,387	1,169	214	213	–1	2	3,083	2,673
Other securities held for trading												
– Fixed-interest	–	–	22	8	–	5	7	7	–	–	29	20
– Non-fixed-interest	–	–	–	–	8	1	1	–	–	–	9	1
– Derivatives	–27	7	–114	32	–337	–97	6	–3	–	–	–472	–61
Deposits retained on assumed and ceded reinsurance, and other investments	354	374	75	53	–73	–65	3	6	30	24	389	392
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	39	145	–	–	–	–	39	145
Expenses for the management of investments, other expenses	24	26	106	104	183	199	19	22	–	–	332	351
Total	1,025	1,246	2,135	2,086	3,369	4,246	430	453	34	21	6,993	8,052

[1] After elimination of intra-Group transactions across segments.

Investment result by type of investment and segment

All figures in €m[1]	Reinsurance Life and health Q3 2006	Reinsurance Life and health Q3 2005	Reinsurance Property-casualty Q3 2006	Reinsurance Property-casualty Q3 2005	Primary insurance Life and health Q3 2006	Primary insurance Life and health Q3 2005	Primary insurance Property-casualty Q3 2006	Primary insurance Property-casualty Q3 2005	Asset management Q3 2006	Asset management Q3 2005	Total Q3 2006	Total Q3 2005
Land and buildings, including buildings on third-party land	5	4	17	20	55	106	4	4	–	1	81	135
Investments in affiliated companies	1	–	6	–	–2	–3	–4	16	–	–2	1	11
Investments in associates	3	4	10	20	17	–35	9	10	–	1	39	–
Loans	1	1	2	–	282	272	13	11	–	1	298	285
Other securities held to maturity	–	–1	–	–	2	7	1	–	–	–	3	6
Other securities available for sale												
– Fixed-interest	101	114	362	434	514	698	36	54	1	1	1,014	1,301
– Non-fixed-interest	59	144	263	585	254	525	19	76	–1	2	594	1,332
Other securities held for trading												
– Fixed-interest	–	–	20	6	–	2	2	5	–	–	22	13
– Non-fixed-interest	–	–	–	–	7	1	1	–	–	–	8	1
– Derivatives	9	–7	37	–16	58	–5	1	–2	–	–	105	–30
Deposits retained on assumed and ceded reinsurance, and other investments	124	79	25	20	–26	–16	1	–	10	4	134	87
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	56	62	–	–	–	–	56	62
Expenses for the management of investments, other expenses	8	7	36	37	67	68	8	13	–	–	119	125
Total	**295**	**331**	**706**	**1,032**	**1,150**	**1,546**	**75**	**161**	**10**	**8**	**2,236**	**3,078**

[1] After elimination of intra-Group reinsurance across segments.

For the period January to September we achieved an excellent investment result of €6,993m (8,052m). The third-quarter result amounted to €2,236m (3,078m). By restructuring and selling portfolios, we took advantage of the favourable mood on the capital markets.

We realised gains of €443m (1,414m) from the disposal of investments in the third quarter, €531m of which was from non-fixed-interest securities available for sale.

In the same period, we recorded a positive result of €105m (–30m) from derivatives, mainly due to increases in the value of derivative financial instruments that we use for hedging against changing interest rates.

MEAG MUNICH ERGO AssetManagement GmbH is the asset manager of Munich Re and the ERGO Insurance Group. As at 30 September 2006, it had Group investments of €171.8bn (168.7bn) under management.

Another significant aspect of its operations is business with partners outside the Munich Re Group: at the end of the third quarter, MEAG had €8.1bn (7.2bn) for institutional clients and €2.6bn (3.4bn) for private clients under management. When ERGO Trust GmbH was integrated into MEAG MUNICH ERGO AssetManagement in the first quarter of 2006, the private-client business managed by ERGO Trust remained with ERGO, which explains the decrease in the figure for assets managed for private clients.

Subject to the approval of the Chinese supervisory authorities, MEAG acquired a 19% stake in PICC Asset Management Company Ltd. (PAMC), Shanghai, on 25 July 2006. PAMC is the asset management subsidiary of PICC, one of the largest Chinese insurance groups.

Prospects

- Successful treaty renewals as basis for good performance in reinsurance
- Brisk demand for private-provision products in life primary insurance
- Expectations for the annual result 2006 (subject to normal major-loss incidence and capital market developments)
  - Generally stable insurance and reinsurance premiums
  - Outstanding consolidated result of between €3.2bn and €3.4bn
  - Clear surpassing of 15% target return (RORAC)
  - Dividend increase envisaged

This quarterly report contains forward-looking statements that are based on current assumptions and estimates of the management of Munich Re. Although we assume that the expectations expressed by these forward-looking statements are realistic, we cannot guarantee that they will prove to be accurate. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The factors that could cause such deviations include changes in the economic and business environment, exchange-rate and interest-rate fluctuations, and changes in our business strategy. Munich Re does not plan to update these forward-looking statements or to conform them to future events or developments, nor does it undertake to do so.

Moreover, there are various reasons why the quarterly results of insurance companies, including Munich Re, do not allow reliable conclusions to be drawn with regard to the further course of business and thus for the overall results of the business year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events from previous periods can also lead to substantial fluctuations in future quarterly results. Furthermore, gains and losses on the disposal of investments and write-downs of investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than significant pointers to future quarters and thus to the result for the year that may be expected.

Reinsurance

Reinsurance continues to offer considerable promise for the future. In line with our long-term, strategic orientation, we expect the global reinsurance industry to grow in the next ten years. Development in property-casualty business is likely to be surpassed by the dynamic growth in life and health reinsurance. Regionally speaking, the highest percentage growth rates are predicted for the emerging markets of Asia and Latin America. However, Europe and North America are expected to attain much greater absolute growth, albeit with lower percentage increases, given their higher starting level. These markets thus continue to be very interesting from a marketing point of view.

With its traditional worldwide presence and special initiatives geared to expansion in regions with particularly dynamic growth, the Munich Re Group is excellently positioned to tap the opportunities arising in all regions and fields of business. In life reinsurance, we have appreciably expanded our units specialised in the private-provision market in the course of the last few years, most recently by setting up a new life reinsurance subsidiary in Moscow. In the health sector, we are pursuing an especially flexible approach geared to the requirements of each market. With our integrated product portfolio consisting of services, primary insurance and reinsurance, we are able to cover the whole insurance value chain. Our intention is to optimise in particular the management of medical care. Throughout the whole treatment process – from searching for the right specialist, through diagnosis and therapy, to rehabilitation – we provide services whose benefits go far beyond insurance itself.

In property-casualty reinsurance, the risk-adequate prices, terms and conditions we have established in recent years have created the basis for the high profitability we need to achieve in "normal times" in order to handle potential peak burdens. In past renewals, the prices, terms and conditions we achieved in both treaty business (which accounts for some 85% of our premium income) and facultative business (which is designed for covering individual risks) were appropriate and in some cases exceptionally attractive, and we have been able to stabilise them at a high level. In the renewal negotiations for 2007, which will take place at the end of the year and involve some 65% of our treaty business, we will remain firm in this regard, despite possible adverse repercussions for the strength of our growth. This is the only way we can ensure our long-term viability, thus allowing us to remain the strong and reliable partner our clients can count on for providing consistently high cover capacities for increasing risks.

This strict profit orientation is likely to be reflected in our financial statements for 2006. Barring further major movements in exchange rates, our gross premium income will probably remain relatively stable in 2006, in the range of €22–23bn. Up to 30 September, experience in property-casualty reinsurance business was excellent. The burden from major losses was low and we achieved high profits, also thanks to the favourable situation in the capital markets. Nevertheless, the tropical cyclone season is not completely over, and we have repeatedly been hard hit in past years by strong autumn and winter storms in northern Europe. Provided that we do not have any major claims burdens to cope with in the last two months of the year, we would achieve a combined ratio of less than 95%.

Primary insurance

Gross premiums written in life insurance are likely to decline again slightly in 2006, also taking into account the effect of changes in the consolidated group. In contrast, new business for the companies remaining in the Group is showing gratifying growth compared with 2005, estimated at 5–10%. We anticipate that the increased demand for Riester pension products will continue until the end of the year.

We are proceeding on the assumption that premium volume in health insurance will increase by about 3–4% in 2006. However, the good growth in supplementary health insurance contrasts with subdued development in comprehensive health insurance. This reflects the profound uncertainty among German clients concerning the Federal government's plans to reform the health insurance system and the ongoing political debate about its details and further developments.

In property-casualty insurance, we expect premium income to decrease marginally overall in 2006. The moderately positive economic situation has not yet been able to provide this part of the insurance market with any perceptible stimuli in the second half of the year either. At the same time, we are adhering to our profit-oriented underwriting policy. We are very optimistic that this year we will again be able to achieve a combined ratio of about 93% in property-casualty business, including legal expenses insurance.

All in all, gross premiums written in primary insurance in 2006 should attain approximately the same level as in the previous year (adjusted for the sale of the Karlsruher Insurance Group and NHL), totalling between €16.5bn and €17.0bn. Provided the investment result is good, we anticipate that the segment result will exceed our previous expectations and total €700–800m.

Munich Re Group

We expect the Munich Re Group's consolidated gross premiums written for 2006 to be in the range of €37–38bn, a level which – adjusted for the sale of the Karlsruher Insurance Group and NHL, as well as further positive exchange-rate influences – is about the same as last year's. We are fully on track with the envisaged investment result. Barring any unforeseeable adverse developments, we will surpass the return of 4.5% expected for 2006.

Our target for the annual result 2006 is a 15% return on risk-adjusted capital (RORAC) after tax, which on the basis of the situation at the turn of the year 2005/2006 would approximate to a consolidated profit of between €2.6bn and €2.8bn. In view of our outstanding performance in the first three quarters, we are confident that, provided claims experience in the remaining months of the year is normal and the capital markets keep stable, we will be able to clearly surpass this target and achieve a consolidated profit ranging between €3.2bn and €3.4bn. Given such a good business performance, we will propose another dividend increase to the Supervisory Board and Annual General Meeting; in 2005, the dividend was €3.10 per share, i.e. a total of around €700m. However, the exact dimensions of such a dividend increase cannot be put into figures until the ongoing risk period has ended.

In addition to our shareholder-oriented dividend policy, we are intent on reducing future costs of capital to the benefit of our shareholders through active capital management. We therefore resolved on 7 November 2006 to buy back Munich Re shares with a volume of up to one billion euros by the Annual General Meeting on 26 April 2007 and to retire them after acquisition. With this step, we intend to further strengthen the confidence in our shares and give a clear signal that we are continuing our disciplined, profit-oriented corporate policy.

Munich, November 2006

The Board of Management



Consolidated balance sheet as at 30 September 2006

Assets	€m	€m	€m	31.12.2005[1] €m	€m	Change %
A. Intangible assets						
I. Goodwill		3,181		3,284	–83	–2.5
II. Other intangible assets		983		1,036	–53	–5.1
			4,164	4,300	–136	–3.2
B. Investments						
I. Land and buildings, including buildings on third-party land		5,511		5,798	–287	–4.9
II. Investments in affiliated companies and associates		1,279		1,312	–33	–2.5
III. Loans		27,614		24,795	2,819	11.4
IV. Other securities						
1. Held to maturity	262			445	–183	–41.1
2. Available for sale	123,788			124,452	–664	–0.5
3. Held for trading	1,799			1,879	–80	–4.3
		125,849		126,776	–927	–0.7
V. Deposits retained on assumed reinsurance		13,170		14,581	–1,411	–9.7
VI. Other investments		3,106		2,479	627	25.3
			176,529	175,741	788	0.4
C. Investments for the benefit of life insurance policyholders who bear the investment risk			1,638	1,430	208	14.5
D. Ceded share of underwriting provisions			6,853	7,980	–1,127	–14.1
E. Receivables			8,909	9,648	–739	–7.7
F. Cash with banks, cheques and cash in hand			2,231	2,337	–106	–4.5
G. Deferred acquisition costs						
– Gross		8,296		8,222	74	0.9
– Ceded share		97		98	–1	–1.0
– Net			8,199	8,124	75	0.9
H. Deferred tax			5,575	5,213	362	6.9
I. Other assets			3,586	3,964	–378	–9.5
Total assets			217,684	218,737	–1,053	–0.5

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Equity and liabilities			31.12.2005[1]	Change	
	€m	€m	€m	€m	%
A. Equity					
I. Issued capital and capital reserve	7,388		7,388	–	–
II. Retained earnings	9,719		7,777	1,942	25.0
III. Other reserves	5,323		6,100	–777	–12.7
IV. Consolidated result attributable to Munich Re equity holders	2,799		2,679	120	4.5
V. Minority interests	422		453	–31	–6.8
		25,651	24,397	1,254	5.1
B. Subordinated liabilities		3,416	3,408	8	0.2
C. Gross underwriting provisions					
I. Unearned premiums	6,211		6,153	58	0.9
II. Provision for future policy benefits	94,865		94,445	420	0.4
III. Provision for outstanding claims	48,791		49,380	–589	–1.2
IV. Other underwriting provisions	10,476		10,534	–58	–0.6
		160,343	160,512	–169	–0.1
D. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders		1,797	1,516	281	18.5
E. Other accrued liabilities		5,288	4,926	362	7.3
F. Liabilities					
I. Notes and debentures	394		1,097	–703	–64.1
II. Deposits retained on ceded business	2,360		3,392	–1,032	–30.4
III. Other liabilities	10,629		12,288	–1,659	–13.5
		13,383	16,777	–3,394	–20.2
G. Deferred tax liabilities		7,806	7,201	605	8.4
Total equity and liabilities		217,684	218,737	–1,053	–0.5

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Consolidated income statement for the period 1 January to 30 September 2006

Items	Q1–3 2006 €m	Q1–3 2006 €m	Q1–3 2006 €m	Q1–3 2005[1,2] €m	€m	Change %
Gross premiums written	28,080			28,625	–545	–1.9
1. Earned premiums						
– Gross	27,853			28,252	–399	–1.4
– Ceded	1,352			1,448	–96	–6.6
– Net		26,501		26,304	–303	–1.1
2. Investment result		6,993		8,052	–1,059	–13.2
Thereof:						
– Income from associates		76		160	–84	–52.5
3. Other income		1,253		1,110	143	12.9
Total income (1–3)			34,747	35,966	–1,219	–3.4
4. Expenses for claims and benefits						
– Gross	23,038			26,614	–3,576	–13.4
– Ceded share	855			1,492	–637	–42.7
– Net		22,183		25,122	–2,939	–11.7
5. Operating expenses						
– Gross	6,722			7,034	–312	–4.4
– Ceded share	327			359	–32	–8.9
– Net		6,395		6,675	–280	–4.2
6. Other expenses		1,531		1,274	257	20.2
Total expenses (4–6)			30,109	33,071	–2,962	–9.0
7. Result before impairment losses of goodwill			4,638	2,895	1,743	60.2
8. Impairment losses of goodwill			–	4	–4	–100.0
9. Operating result			4,638	2,891	1,747	60.4
10. Finance costs			238	290	–52	–17.9
11. Taxes on income			1,539	1,211	328	27.1
12. Consolidated result			2,861	1,390	1,471	105.8
Thereof:						
– Attributable to Munich Re equity holders			2,799	1,340	1,459	108.9
– Attributable to minority interests			62	50	12	24.0
			€	€	€	%
Earnings per share			12.29	5.87	6.42	109.4

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2] Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

Consolidated income statement for the period 1 July to 30 September 2006

Items	Q3 2006 €m	Q3 2006 €m	Q3 2006 €m	Q3 2005[1,2] €m	€m	Change %
Gross premiums written	9,017			9,245	-228	-2.5
1. Earned premiums						
– Gross	9,250			9,434	-184	-2.0
– Ceded	438			500	-62	-12.4
– Net		8,812		8,934	-122	-1.4
2. Investment result		2,236		3,078	-842	-27.4
Thereof:						
– Income from associates		39		–	39	–
3. Other income		337		316	21	6.6
Total income (1–3)			11,385	12,328	-943	-7.6
4. Expenses for claims and benefits						
– Gross	7,714			9,981	-2,267	-22.7
– Ceded share	276			823	-547	-66.5
– Net		7,438		9,158	-1,720	-18.8
5. Operating expenses						
– Gross	2,261			2,300	-39	-1.7
– Ceded share	84			158	-74	-46.8
– Net		2,177		2,142	35	1.6
6. Other expenses		454		372	82	22.0
Total expenses (4–6)			10,069	11,672	-1,603	-13.7
7. Result before impairment losses of goodwill			1,316	656	660	100.6
8. Impairment losses of goodwill			–	–	–	–
9. Operating result			1,316	656	660	100.6
10. Finance costs			74	86	-12	-14.0
11. Taxes on income			510	56	454	810.7
12. Consolidated result			732	514	218	42.4
Thereof:						
– Attributable to Munich Re equity holders			715	494	221	44.7
– Attributable to minority interests			17	20	-3	-15.0
			€	€	€	%
Earnings per share			3.15	2.17	0.98	45.2

1 Adjusted owing to first-time application of IAS 19 (rev. 2004).
2 Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

Consolidated income statement (quarterly breakdown)

Items	Q3 2006 €m	Q2 2006 €m	Q1 2006 €m	Q4 2005[1] €m	Q3 2005[1,2] €m	Q2 2005[1] €m	Q1 2005[1] €m
Gross premiums written	9,017	9,027	10,036	9,574	9,245	9,220	10,160
1. Earned premiums							
– Gross	9,250	9,280	9,323	9,999	9,434	9,548	9,270
– Ceded	438	469	445	593	500	495	453
– Net	8,812	8,811	8,878	9,406	8,934	9,053	8,817
2. Investment result	2,236	2,647	2,110	2,766	3,078	2,517	2,457
Thereof:							
– Income from associates	39	24	13	971	–	96	64
3. Other income	337	485	431	355	316	476	318
Total income (1–3)	11,385	11,943	11,419	12,527	12,328	12,046	11,592
4. Expenses for claims and benefits							
– Gross	7,714	7,609	7,715	8,946	9,981	8,451	8,182
– Ceded share	276	246	333	716	823	300	369
– Net	7,438	7,363	7,382	8,230	9,158	8,151	7,813
5. Operating expenses							
– Gross	2,261	2,240	2,221	2,575	2,300	2,382	2,352
– Ceded share	84	115	128	85	158	103	98
– Net	2,177	2,125	2,093	2,490	2,142	2,279	2,254
6. Other expenses	454	604	473	552	372	514	388
Total expenses (4–6)	10,069	10,092	9,948	11,272	11,672	10,944	10,455
7. Result before impairment losses of goodwill	1,316	1,851	1,471	1,255	656	1,102	1,137
8. Impairment losses of goodwill	–	–	–	3	–	4	–
9. Operating result	1,316	1,851	1,471	1,252	656	1,098	1,137
10. Finance costs	74	78	86	88	86	101	103
11. Taxes on income	510	623	406	–197	56	812	343
12. Consolidated result	732	1,150	979	1,361	514	185	691
Thereof:							
– Attributable to Munich Re equity holders	715	1,125	959	1,339	494	167	679
– Attributable to minority interests	17	25	20	22	20	18	12
	€	€	€	€	€	€	€
Earnings per share	3.15	4.94	4.20	5.87	2.17	0.73	2.97

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2] Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

Group statement of changes in equity

All figures in €m	Equity attributable to Munich Re equity holders								Minority interests	Total equity
	Issued capital	Capital reserve	Retained earnings		Other reserves			Consolidated result		
			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2005[1]	**588**	**6,800**	**7,978**	**–201**	**6,128**	**–34**	**6**	**2,679**	**453**	**24,397**
Currency translation	–	–	–	–	–	–389	–	–	–1	–390
Allocation to retained earnings	–	–	1,972	–	–	–	–	–1,972	–	–
Change in consolidated group	–	–	13	–	–	–	–	–	–55	–42
Change resulting from valuation at equity	–	–	5	–	8	–	–	–	–	13
Unrealised gains and losses on investments	–	–	–	–	–392	–	–	–	–19	–411
Consolidated result	–	–	–	–	–	–	–	2,799	62	2,861
Dividend	–	–	–	–	–	–	–	–707	–	–707
Change in own shares held	–	–	–	–34	–	–	–	–	–	–34
Changes from cash flow hedges	–	–	–	–	–	–	–4	–	–	–4
Other changes	–	–	–14	–	–	–	–	–	–18	–32
Status at 30.9.2006	**588**	**6,800**	**9,954**	**–235**	**5,744**	**–423**	**2**	**2,799**	**422**	**25,651**

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Group statement of changes in equity

All figures in €m	Equity attributable to Munich Re equity holders								Minority interests[2]	Total equity
	Issued capital	Capital reserve	Retained earnings		Other reserves			Consolidated result		
			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2004	588	6,800	7,031	–158	4,621	–674	10	1,833	441	20,492
Currency translation	–	–	–	–	–	525	–	–	1	526
Allocation to retained earnings	–	–	1,376	–	–	–	–	–1,376	–	–
Change in consolidated group	–	–	–32	–	–8	–	–	–	–11	–51
Change resulting from valuation at equity	–	–	13	–	75	–	–	–	1	89
Unrealised gains and losses on investments	–	–	–	–	643	–	–	–	19	662
Consolidated result	–	–	–	–	–	–	–	1,340	50	1,390
Dividend	–	–	–	–	–	–	–	–457	–	–457
Change in own shares held	–	–	–	–50	–	–	–	–	–	–50
Changes from cash flow hedges	–	–	–	–	–	–	–4	–	–	–4
Other changes	–	–	–142	–	–	–9	–	–	–64	–215
Status at 30.9.2005	588	6,800	8,246	–208	5,331	–158	6	1,340	437	22,382

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2] Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

Consolidated cash flow statement for the period 1 January to 30 September 2006

	Q1–3 2006 €m	Q1–3 2005[1,2] €m
Consolidated result	2,861	1,390
Net change in underwriting provisions	2,820	7,811
Change in deferred acquisition costs	–100	–282
Change in deposits retained and accounts receivable and payable	–239	98
Change in other receivables and liabilities	1,758	360
Gains and losses on the disposal of investments	–2,221	–2,922
Change in securities held for trading	–546	–1,312
Change in other balance sheet items	716	560
Other income/expenses without impact on cash flow	898	–63
I. Cash flows from operating activities	5,947	5,640
Inflows from the sale of consolidated companies	10	60
Outflows from the acquisition of consolidated companies	–	28
Change from the acquisition, sale and maturities of other investments	–3,697	–2,611
Change from the acquisition and sale of investments for unit-linked life insurance	–171	51
Other	37	–582
II. Cash flows from investing activities	–3,821	–3,110
Inflows from increases in capital	–	–
Dividend payments	727	468
Change from other financing activities	–1,495	–1,456
III. Cash flows from financing activities	–2,222	–1,924
Cash flows for the business year (I+II+III)	–96	606
Effects of exchange rate changes on cash	–10	21
Cash at the beginning of the business year	2,337	2,027
Cash at the end of the business year	2,231	2,654

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2] Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

Segment reporting

Assets	Reinsurance			
	Life and health		Property-casualty	
	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m
A. Intangible assets	282	267	1,274	1,374
B. Investments				
I. Land and buildings, including buildings on third-party land	589	663	775	759
II. Investments in affiliated companies and associates	2,554	2,910	3,289	3,238
III. Loans	184	310	215	323
IV. Other securities				
1. Held to maturity	–	–	–	–
2. Available for sale	22,494	23,361	36,190	34,399
3. Held for trading	147	146	978	700
	22,641	23,507	37,168	35,099
V. Deposits retained on assumed reinsurance	7,803	9,089	10,109	10,205
VI. Other investments	362	321	761	539
	34,133	36,800	52,317	50,163
C. Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–
D. Ceded share of underwriting provisions	1,032	1,647	3,867	4,077
E. Other segment assets	7,567	6,177	8,325	10,426
Total segment assets	43,014	44,891	65,783	66,040

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m
	1,732	1,748	885	929	8	6	–17	–24	4,164	4,300
	3,940	4,170	181	179	27	28	–1	–1	5,511	5,798
	998	994	3,262	3,506	107	95	–8,931	–9,431	1,279	1,312
	27,551	24,808	1,473	1,514	114	151	–1,923	–2,311	27,614	24,795
	251	432	11	13	–	–	–	–	262	445
	59,120	60,304	5,998	6,385	13	33	–27	–30	123,788	124,452
	390	717	284	316	–	–	–	–	1,799	1,879
	59,761	61,453	6,293	6,714	13	33	–27	–30	125,849	126,776
	251	229	18	18	–	–	–5,011	–4,960	13,170	14,581
	1,383	638	587	276	1,145	705	–1,132	–	3,106	2,478
	93,884	92,292	11,814	12,207	1,406	1,012	–17,025	–16,733	176,529	175,741
	1,638	1,430	–	–	–	–	–	–	1,638	1,430
	6,600	6,817	1,682	1,701	–	–	–6,328	–6,262	6,853	7,980
	10,787	11,097	3,466	3,990	127	203	–1,772	–2,607	28,500	29,286
	114,641	113,384	17,847	18,827	1,541	1,221	–25,142	–25,626	217,684	218,737

Segment reporting

Equity and liabilities	Reinsurance			
	Life and health		Property-casualty	
	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m
A. Subordinated liabilities	1,347	1,453	1,679	1,561
B. Gross underwriting provisions				
I. Unearned premiums	194	209	4,694	4,865
II. Provision for future policy benefits	17,246	18,675	724	702
III. Provision for outstanding claims	5,607	5,493	37,323	38,080
IV. Other underwriting provisions	1,082	888	257	190
	24,129	25,265	42,998	43,837
C. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	–	–	–	–
D. Other accrued liabilities	807	739	1,789	1,458
E. Other segment liabilities	4,157	3,807	7,001	8,397
Total segment liabilities	30,440	31,264	53,467	55,253

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m	30.9.2006 €m	31.12.2005[1] €m
	2	19	400	404	–	–	–12	–29	3,416	3,408
	117	86	1,495	1,221	–	–	–289	–228	6,211	6,153
	81,496	79,647	261	224	–	–	–4,862	–4,803	94,865	94,445
	2,002	1,993	4,768	4,765	–	–	–909	–951	48,791	49,380
	9,339	9,669	121	104	–	–	–323	–317	10,476	10,534
	92,954	91,395	6,645	6,314	–	–	–6,383	–6,299	160,343	160,512
	1,797	1,516	–	–	–	–	–	–	1,797	1,516
	1,073	1,195	1,654	1,547	43	66	–78	–79	5,288	4,926
	14,453	14,698	4,062	5,319	1,347	1,035	–9,831	–9,278	21,189	23,978
	110,279	108,823	12,761	13,584	1,390	1,101	–16,304	–15,685	192,033	194,340
							Equity		25,651	24,397
							Total equity and liabilities		217,684	218,737

Segment reporting

Income statement 1.1–30.9.2006	Reinsurance			
	Life and health		Property-casualty	
	Q1–3 2006 €m	Q1–3 2005[1] €m	Q1–3 2006 €m	Q1–3 2005[1] €m
Gross premiums written	5,844	5,836	10,993	10,903
Thereof:				
– From insurance transactions with other segments	551	673	578	709
– From insurance transactions with external third parties	5,293	5,163	10,415	10,194
1. Earned premiums				
– Gross	5,852	5,859	10,993	10,755
– Ceded	307	396	738	726
– Net	5,545	5,463	10,255	10,029
2. Investment result	1,232	1,440	2,177	2,197
Thereof:				
– Income from associates	6	12	30	75
3. Other income	216	196	397	363
Total income (1–3)	6,993	7,099	12,829	12,589
4. Expenses for claims and benefits				
– Gross	4,574	4,669	7,026	8,972
– Ceded share	224	304	411	798
– Net	4,350	4,365	6,615	8,174
5. Operating expenses				
– Gross	1,674	1,731	2,960	2,980
– Ceded share	80	123	198	188
– Net	1,594	1,608	2,762	2,792
6. Other expenses	266	197	541	398
Total expenses (4–6)	6,210	6,170	9,918	11,364
7. Result before impairment losses of goodwill	783	929	2,911	1,225
8. Impairment losses of goodwill	–	–	–	–
9. Operating result	783	929	2,911	1,225
10. Finance costs	72	63	120	164
11. Taxes on income	282	184	859	713
12. Consolidated result	429	682	1,932	348
Thereof:				
– Attributable to Munich Re equity holders	429	682	1,932	348
– Attributable to minority interests	–	–	–	–

[1]Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2]Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
Q1–3 2006 €m	Q1–3 2005[1,2] €m	Q1–3 2006 €m	Q1–3 2005[1] €m	Q1–3 2006 €m	Q1–3 2005[1] €m	Q1–3 2006 €m	Q1–3 2005[1] €m	Q1–3 2006 €m	Q1–3 2005[1,2] €m
8,449	9,104	3,940	4,181	–	–	–1,146	–1,399	28,080	28,625
1	1	16	16	–	–	–1,146	–1,399	–	–
8,448	9,103	3,924	4,165	–	–	–	–	28,080	28,625
8,418	9,083	3,678	3,841	–	–	–1,088	–1,286	27,853	28,252
663	805	732	807	–	–	–1,088	–1,286	1,352	1,448
7,755	8,278	2,946	3,034	–	–	–	–	26,501	26,804
3,230	4,020	470	494	41	25	–157	–124	6,993	8,052
12	55	24	24	4	–6	–	–	76	160
624	642	538	575	236	193	–758	–859	1,253	1,110
11,609	12,940	3,954	4,103	277	218	–915	–883	34,747	35,966
10,143	11,565	2,105	2,539	–	–	–810	–1,131	23,038	26,614
625	827	410	675	–	–	–815	–1,112	855	1,492
9,518	10,738	1,695	1,864	–	–	5	–19	22,183	25,122
1,175	1,465	1,229	1,253	–	–	–316	–395	6,722	7,034
171	220	193	221	–	–	–315	–393	327	359
1,004	1,245	1,036	1,032	–	–	–1	–2	6,395	6,675
673	683	640	682	227	173	–816	–859	1,531	1,274
11,195	12,666	3,371	3,578	227	173	–812	–880	30,109	33,071
414	274	583	525	50	45	–103	–103	4,638	2,895
–	–	–	4	–	–	–	–	–	4
414	274	583	521	50	45	–103	–103	4,638	2,891
1	2	44	62	3	2	–2	–3	238	290
238	136	141	134	17	24	2	20	1,539	1,211
175	136	398	325	30	19	–103	–120	2,861	1,390
148	108	365	300	30	21	–105	–119	2,799	1,340
27	28	33	25	–	–2	2	–1	62	50

Segment reporting

Income statement 1.7–30.9.2006	Reinsurance			
	Life and health		Property-casualty	
	Q3 2006 €m	Q3 2005[1] €m	Q3 2006 €m	Q3 2005[1] €m
Gross premiums written	1,945	1,929	3,559	3,577
Thereof:				
– From insurance transactions with other segments	185	201	146	179
– From insurance transactions with external third parties	1,760	1,728	3,413	3,398
1. Earned premiums				
– Gross	1,919	1,957	3,658	3,648
– Ceded	77	187	262	228
– Net	1,842	1,770	3,396	3,420
2. Investment result	400	515	656	943
Thereof:				
– Income from associates	3	4	9	20
3. Other income	59	50	96	89
Total income (1–3)	2,301	2,335	4,148	4,452
4. Expenses for claims and benefits				
– Gross	1,540	1,531	2,305	3,890
– Ceded share	60	161	164	440
– Net	1,480	1,370	2,141	3,450
5. Operating expenses				
– Gross	563	638	991	962
– Ceded share	12	74	59	49
– Net	551	564	932	913
6. Other expenses	83	55	155	121
Total expenses (4–6)	2,114	1,989	3,228	4,484
7. Result before impairment losses of goodwill	187	346	920	–32
8. Impairment losses of goodwill	–	–	–	–
9. Operating result	187	346	920	–32
10. Finance costs	24	17	39	48
11. Taxes on income	61	41	378	–137
12. Consolidated result	102	288	503	57
Thereof:				
– Attributable to Munich Re equity holders	102	288	503	57
– Attributable to minority interests	–	–	–	–

[1]Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2]Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
Q3 2006 €m	Q3 2005[1, 2] €m	Q3 2006 €m	Q3 2005[1] €m	Q3 2006 €m	Q3 2005[1] €m	Q3 2006 €m	Q3 2005[1] €m	Q3 2006 €m	Q3 2005[1, 2] €m
2,758	2,944	1,093	1,181	–	–	–338	–386	9,017	9,245
–	–	7	6	–	–	–338	–386	–	–
2,758	2,944	1,086	1,175	–	–	–	–	9,017	9,245
2,769	2,956	1,262	1,264	–	–	–358	–391	9,250	9,434
218	249	239	227	–	–	–358	–391	438	500
2,551	2,707	1,023	1,037	–	–	–	–	8,812	8,934
1,111	1,436	85	162	13	9	–29	13	2,236	3,078
17	–35	10	10	–	1	–	–	39	–
201	220	164	203	69	65	–252	–311	337	316
3,863	4,363	1,272	1,402	82	74	–281	–298	11,385	12,328
3,456	3,936	689	987	–	–	–276	–363	7,714	9,981
211	259	118	334	–	–	–277	–371	276	823
3,245	3,677	571	653	–	–	1	8	7,438	9,158
383	436	423	392	–	–	–99	–128	2,261	2,300
49	100	64	62	–	–	–100	–127	84	158
334	336	359	330	–	–	1	–1	2,177	2,142
208	241	216	228	73	56	–281	–329	454	372
3,787	4,254	1,146	1,211	73	56	–279	–322	10,069	11,672
76	109	126	191	9	18	–2	24	1,316	656
–	–	–	–	–	–	–	–	–	–
76	109	126	191	9	18	–2	24	1,316	656
–	1	11	21	1	1	–1	–2	74	86
47	78	19	63	5	7	–	4	510	56
29	30	96	107	3	10	–1	22	732	514
21	16	88	99	3	10	–2	24	715	494
8	14	8	8	–	–	1	–2	17	20

Segment reporting

Investments[1]	Reinsurance		Primary insurance		Asset management		Total	
	30.9.2006 €m	31.12.2005 €m	30.9.2006 €m	31.12.2005 €m	30.9.2006 €m	31.12.2005 €m	30.9.2006 €m	31.12.2005 €m
Europe	43,573	43,942	98,459	97,902	1,215	804	143,247	142,648
North America	27,196	27,360	1,627	1,426	24	23	28,847	28,809
Asia and Australasia	3,121	2,776	1,113	1,024	32	5	4,266	3,805
Africa, Near and Middle East	655	753	166	81	–	–	821	834
Latin America	864	826	122	249	–	–	986	1,075
Total	75,409	75,657	101,487	100,682	1,271	832	178,167	177,171

[1] After elimination of intra-Group transactions across segments.

Gross premiums written[1]	Reinsurance		Primary insurance		Total	
	Q1–3 2006 €m	Q1–3 2005 €m	Q1–3 2006 €m	Q1–3 2005 €m	Q1–3 2006 €m	Q1–3 2005 €m
Europe	7,852	7,702	12,127	13,096	19,979	20,798
North America	5,230	5,051	121	85	5,351	5,136
Asia and Australasia	1,469	1,448	84	43	1,553	1,491
Africa, Near and Middle East	515	495	28	39	543	534
Latin America	642	661	12	5	654	666
Total	15,708	15,357	12,372	13,268	28,080	28,625

[1] After elimination of intra-Group transactions across segments.

Gross premiums written[1]	Reinsurance		Primary insurance		Total	
	Q3 2006 €m	Q3 2005 €m	Q3 2006 €m	Q3 2005 €m	Q3 2006 €m	Q3 2005 €m
Europe	2,578	2,312	3,811	4,070	6,389	6,382
North America	1,698	1,739	6	32	1,704	1,771
Asia and Australasia	535	510	23	–	558	510
Africa, Near and Middle East	133	162	1	14	134	176
Latin America	229	403	3	3	232	406
Total	5,173	5,126	3,844	4,119	9,017	9,245

[1] After elimination of intra-Group transactions across segments.

Notes

Recognition and measurement

This quarterly report as at 30 September 2006 has been prepared in accordance with International Financial Reporting Standards (IFRSs) as applicable in the European Union. We have complied with all new and amended IFRSs whose application is compulsory for the first time for periods beginning on 1 January 2006. Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2005. In accordance with IAS 34.41, greater use is made of estimation methods and planning data in preparing our quarterly figures than in our annual financial reporting.

The following effects from the first-time application of new or amended IFRSs are of significance:

IAS 19, Employee Benefits, was amended in December 2004 and now provides the option of recognising actuarial gains and losses from defined benefit plans directly in equity, outside profit or loss. We are taking advantage of this option as from 1 January 2006. Previously, actuarial gains or losses were recognised as income or expense if at the end of the previous reporting period they exceeded the greater of 10% of the present value of the vested benefits or 10% of the fair value of the plan assets (corridor method).

In accordance with IAS 8 and the transitional provisions, the figures for the previous year have been adjusted retrospectively, without impact on profit or loss. The effects on the consolidated balance sheet as at 31 December 2005 and the consolidated income statement for 2005 are shown in our quarterly report as at 31 March 2006.

Owing to a one-off adjustment in preparing the IFRS figures of the consolidated special funds, retained earnings were reduced by €21m.

In order to provide more accurate information, the method used for eliminating intercompany profits of intra-Group transactions has been modified and standardised Group-wide. As changes in accounting methods have to be applied restrospectively, retained earnings have been reduced by €21m.

A top-up payment made by Munich Reinsurance Company to the Munich Re pension fund in the second quarter of 2006 for the 2005 business year has been accounted for by reducing retained earnings by €15m, without impact on profit or loss.

Changes in the consolidated group

In December 2005, ERGO Versicherungsgruppe AG signed agreements with GFKL Financial Services AG under which the latter would acquire its majority stake in the ADA-HAS Group, an IT systems specialist. The governing bodies and cartel authorities have given the formal approvals still outstanding when the agreements were signed, so that the sale was completed in the first quarter of 2006.

The special-purpose vehicle Carillon Ltd., used for issuing catastrophe bonds to mitigate possible burdens from the hurricane season in the USA, was consolidated for the first time in the second quarter of 2006. In the third quarter of 2006, the company was deconsolidated. There were no other significant changes in the group of consolidated companies in the first nine months of 2006.

Foreign currency translation

Munich Re's presentation currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business:

Currency translation	Balance sheet		Income statement			Income statement		
Rate for €1	30.9.2006	31.12.2005	Q3 2006	Q2 2006	Q1 2006	Q3 2005	Q2 2005	Q1 2005
Australian dollar	1.69750	1.60800	1.68366	1.68371	1.62793	1.60501	1.63782	1.68700
Canadian dollar	1.41325	1.37790	1.42841	1.41098	1.38917	1.46595	1.56661	1.60773
Pound sterling	0.67815	0.68710	0.67980	0.68804	0.68640	0.68331	0.67843	0.69373
Rand	9.84030	7.48125	9.10997	8.12931	7.40214	7.93395	8.07194	7.87516
Swiss franc	1.58845	1.55460	1.57688	1.56350	1.55929	1.55348	1.54375	1.54902
US dollar	1.26675	1.17955	1.27441	1.25700	1.20220	1.21973	1.25887	1.31156
Yen	149.5590	139.2220	148.0810	143.7610	140.5450	135.6200	135.3510	137.0570

Intangible assets

All figures in €m	30.9.2006	31.12.2005
I. Goodwill	3,181	3,264
II. Other intangible assets	983	1,036
– Software	359	393
– Purchased insurance portfolios	563	577
– Other	61	66
Total	4,164	4,300

Other securities – Available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
All figures in €m	30.9.2006	31.12.2005	30.9.2006	31.12.2005	30.9.2006	31.12.2005
Fixed-interest securities	99,824	99,106	1,760	3,652	98,064	95,454
Non-fixed-interest securities – Shares	21,567	22,523	6,753	6,874	14,814	15,649
– Investment funds	1,835	1,911	388	336	1,447	1,575
– Others	562	912	36	111	526	801
	23,964	25,346	7,177	7,321	16,787	18,025
Total	123,788	124,452	8,937	10,973	114,851	113,479

Minority interests

These are mainly minority interests in the ERGO Insurance Group.

All figures in €m	30.9.2006	31.12.2005[1]
Unrealised gains and losses	65	85
Consolidated result	51	75
Other equity	306	293
Total	422	453

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Subordinated liabilities

All figures in €m	30.9.2006	31.12.2005
Munich Re Finance B.V., Amsterdam 6.75%, €3,000m, Bonds 2003/2023 S&P rating: A–	2,977	2,975
Munich Re Finance B.V., Amsterdam 7.625%, £300m, Bonds 2003/2028 S&P rating: A–	439	433
Total	3,416	3,408

Notes and debentures

All figures in €m	30.9.2006	31.12.2005
Munich Re America Corporation[1], Princeton 7.45%, US$ 500m, Senior Notes 1996/2026 S&P rating: BBB+	394	423
ERGO International AG, Düsseldorf 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006 S&P rating: A–	–	674
Total	394	1,097

[1] Formerly American Re Corporation.

Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m[1]	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005
Gross premiums written	5,293	5,163	10,415	10,194	8,448	9,103	3,924	4,165	28,080	28,625
Change in unearned premiums – Gross	–6	–27	–59	40	31	21	261	339	227	373
Gross earned premiums	5,299	5,190	10,474	10,154	8,417	9,082	3,663	3,826	27,853	28,252
Ceded premiums written	304	389	763	761	99	128	242	237	1,408	1,515
Change in unearned premiums – Ceded share	–2	–7	25	35	–	–	33	39	56	67
Earned premiums – Ceded	306	396	738	726	99	128	209	198	1,352	1,446
Net earned premiums	4,993	4,794	9,736	9,428	8,318	8,954	3,454	3,628	26,501	26,804

[1] After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m[1]	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005
Gross premiums written	1,760	1,728	3,413	3,398	2,758	2,944	1,086	1,175	9,017	9,245
Change in unearned premiums – Gross	27	–28	–77	–64	–12	–11	–171	–86	–233	–189
Gross earned premiums	1,733	1,756	3,490	3,462	2,770	2,955	1,257	1,261	9,250	9,434
Ceded premiums written	85	185	310	246	29	44	17	60	441	535
Change in unearned premiums – Ceded share	9	–2	48	18	–	–1	–54	20	3	35
Earned premiums – Ceded	76	187	262	228	29	45	71	40	438	500
Net earned premiums	1,657	1,569	3,228	3,234	2,741	2,910	1,186	1,221	8,812	8,934

[1] After elimination of intra-Group transactions across segments.

Investment income and expenses by segment

All figures in €m[1]	Reinsurance Life and health Q1–3 2006	Reinsurance Life and health Q1–3 2005	Reinsurance Property-casualty Q1–3 2006	Reinsurance Property-casualty Q1–3 2005	Primary insurance Life and health Q1–3 2006	Primary insurance Life and health Q1–3 2005	Primary insurance Property-casualty Q1–3 2006	Primary insurance Property-casualty Q1–3 2005	Asset management Q1–3 2006	Asset management Q1–3 2005	Total Q1–3 2006	Total Q1–3 2005
Investment income												
Regular income	888	1,007	1,546	1,248	3,196	3,331	288	279	38	36	5,956	5,901
Income from write-ups	33	34	148	121	173	197	4	2	–	–	358	354
Gains on the disposal of investments	290	327	1,266	1,197	1,436	1,541	221	250	3	2	3,216	3,317
Other income	–	–	–	–	60	151	–	–	–	–	60	151
	1,211	1,368	2,960	2,556	4,865	5,220	513	531	41	38	9,590	9,723
Investment expenses												
Write-downs of investments	64	39	292	157	701	489	17	20	1	1	1,075	706
Losses on the disposal of investments	87	32	393	129	473	190	42	34	–	11	995	396
Management expenses, interest charges and other expenses	35	51	140	194	322	295	24	24	6	5	527	569
	186	122	825	480	1,496	974	83	78	7	17	2,597	1,671
Total	1,025	1,246	2,135	2,086	3,369	4,246	430	453	34	21	6,993	8,052

[1] After elimination of intra-Group transactions across segments.

All figures in €m[1]	Reinsurance Life and health Q3 2006	Reinsurance Life and health Q3 2005	Reinsurance Property-casualty Q3 2006	Reinsurance Property-casualty Q3 2005	Primary insurance Life and health Q3 2006	Primary insurance Life and health Q3 2005	Primary insurance Property-casualty Q3 2006	Primary insurance Property-casualty Q3 2005	Asset management Q3 2006	Asset management Q3 2005	Total Q3 2006	Total Q3 2005
Investment income												
Regular income	253	206	526	510	958	1,063	81	87	11	11	1,829	1,877
Income from write-ups	23	2	105	13	141	109	1	–	–	–	270	124
Gains on the disposal of investments	72	163	317	665	333	595	28	107	1	2	751	1,532
Other income	–	–	–	–	37	62	–	–	–	–	37	62
	348	371	948	1,188	1,469	1,829	110	194	12	13	2,887	3,595
Investment expenses												
Write-downs of investments	18	11	77	43	86	137	6	3	–	1	187	195
Losses on the disposal of investments	24	7	115	40	151	52	18	17	–	2	308	118
Management expenses, interest charges and other expenses	11	22	50	73	82	94	11	13	2	2	156	204
	53	40	242	156	319	283	35	33	2	5	651	517
Total	295	331	706	1,032	1,150	1,546	75	161	10	8	2,236	3,078

[1] After elimination of intra-Group transactions across segments.

Expenses for claims and benefits

All figures in €m[1]	Reinsurance Life and health Q1–3 2006	Reinsurance Life and health Q1–3 2005	Reinsurance Property-casualty Q1–3 2006	Reinsurance Property-casualty Q1–3 2005	Primary insurance Life and health Q1–3 2006	Primary insurance Life and health Q1–3 2005[2]	Primary insurance Property-casualty Q1–3 2006	Primary insurance Property-casualty Q1–3 2005	Total Q1–3 2006	Total Q1–3 2005[2]
Gross										
Claims and benefits paid	3,642	3,958	5,881	6,186	6,944	7,302	2,023	2,142	18,490	19,588
Change in underwriting provisions										
– Provision for future policy benefits	207	409	22	53	1,507	2,003	32	34	1,768	2,499
– Provision for outstanding claims	206	–356	787	2,304	8	53	28	318	1,029	2,319
– Provision for premium refunds	–1	–10	–	3	1,538	1,630	14	11	1,551	1,634
Other underwriting result	–4	–	50	10	151	550	3	14	200	574
Gross expenses for claims and benefits	4,050	4,001	6,740	8,556	10,148	11,538	2,100	2,519	23,038	26,614
Ceded share										
Claims and benefits paid	147	138	492	709	48	68	155	144	842	1,059
Change in underwriting provisions										
– Provision for future policy benefits	50	93	–	–	60	69	–	–	110	162
– Provision for outstanding claims	27	73	–81	89	–8	–	–34	98	–96	260
– Provision for premium refunds	–	–	–	–	–	–	–	–	–	–
Other underwriting result	–	–	–	–	–	–	–1	11	–1	11
Ceded share of expenses for claims and benefits	224	304	411	798	100	137	120	253	855	1,492
Net										
Claims and benefits paid	3,495	3,820	5,389	5,477	6,896	7,234	1,868	1,998	17,648	18,529
Change in underwriting provisions										
– Provision for future policy benefits	157	316	22	53	1,447	1,934	32	34	1,658	2,337
– Provision for outstanding claims	179	–429	868	2,215	16	53	62	220	1,125	2,059
– Provision for premium refunds	–1	–10	–	3	1,538	1,630	14	11	1,551	1,634
Other underwriting result	–4	–	50	10	151	550	4	3	201	563
Net expenses for claims and benefits	3,826	3,697	6,329	7,758	10,048	11,401	1,980	2,266	22,183	25,122

[1] After elimination of intra-Group transactions across segments.
[2] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Expenses for claims and benefits

All figures in €m[1]	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005[2]	Q3 2006	Q3 2005	Q3 2006	Q3 2005[2]
Gross										
Claims and benefits paid	817	1,844	2,147	2,088	2,293	2,410	665	672	5,922	7,014
Change in underwriting provisions										
– Provision for future policy benefits	73	116	12	4	479	567	12	15	576	702
– Provision for outstanding claims	473	–623	29	1,629	10	12	2	276	514	1,294
– Provision for premium refunds	–1	–	2	1	606	517	5	6	612	524
Other underwriting result	3	–3	14	10	70	430	3	10	90	447
Gross expenses for claims and benefits	**1,365**	**1,334**	**2,204**	**3,732**	**3,458**	**3,936**	**687**	**979**	**7,714**	**9,981**
Ceded share										
Claims and benefits paid	–39	31	186	223	12	20	77	36	236	310
Change in underwriting provisions										
– Provision for future policy benefits	42	76	–	–	24	32	–	–	66	108
– Provision for outstanding claims	57	54	–22	217	–	–1	–62	139	–27	409
– Provision for premium refunds	–	–	–	–	–	–5	–	–	–	–5
Other underwriting result	–	–	–	–	–	1	1	–	1	1
Ceded share of expenses for claims and benefits	**60**	**161**	**164**	**440**	**36**	**47**	**16**	**175**	**276**	**823**
Net										
Claims and benefits paid[2]	856	1,813	1,961	1,865	2,281	2,390	588	636	5,686	6,704
Change in underwriting provisions										
– Provision for future policy benefits	31	40	12	4	455	535	12	15	510	594
– Provision for outstanding claims	416	–677	51	1,412	10	13	64	137	541	885
– Provision for premium refunds	–1	–	2	1	606	522	5	6	612	529
Other underwriting result	3	–3	14	10	70	429	2	10	89	446
Net expenses for claims and benefits	**1,305**	**1,173**	**2,040**	**3,292**	**3,422**	**3,889**	**671**	**804**	**7,438**	**9,158**

[1] After elimination of intra-Group transactions across segments.
[2] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Operating expenses

All figures in €m[1]	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005	Q1–3 2006	Q1–3 2005[2]	Q1–3 2006	Q1–3 2005[2]	Q1–3 2006	Q1–3 2005[2]
Acquisition costs	–13	–58	52	13	834	1,036	734	709	1,607	1,700
Management expenses	185	174	579	557	312	376	487	526	1,563	1,633
Amortisation of PVFP	1	2	–	–	14	37	–	–	15	39
Reinsurance commission and profit commission	1,358	1,417	2,156	2,217	16	16	7	12	3,537	3,662
Gross operating expenses	1,531	1,535	2,787	2,787	1,176	1,465	1,228	1,247	6,722	7,034
Ceded share of acquisition costs	–16	–2	–7	–3	31	3	–3	2	5	–
Commission received on ceded business	97	125	205	191	–10	14	30	29	322	359
Operating expenses – Ceded share	81	123	198	188	21	17	27	31	327	359
Net operating expenses	1,450	1,412	2,589	2,599	1,155	1,448	1,201	1,216	6,395	6,675

[1]After elimination of intra-Group transactions across segments.
[2]Adjusted owing to first-time application of IAS 19 (rev. 2004).

All figures in €m[1]	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005[2]	Q3 2006	Q3 2005[2]	Q3 2006	Q3 2005[2]
Acquisition costs	4	–12	57	13	272	299	259	223	592	523
Management expenses	60	57	215	174	101	126	163	159	539	516
Amortisation of PVFP	–	–	–	–	5	7	–	–	5	7
Reinsurance commission and profit commission	450	519	667	725	5	5	3	5	1,125	1,254
Gross operating expenses	514	564	939	912	383	437	425	387	2,261	2,300
Ceded share of acquisition costs	–1	–6	–9	–6	3	16	2	3	–5	7
Commission received on ceded business	14	80	67	55	–5	6	13	10	89	151
Operating expenses – Ceded share	13	74	58	49	–2	22	15	13	84	158
Net operating expenses	501	490	881	863	385	415	410	374	2,177	2,142

[1]After elimination of intra-Group transactions across segments.
[2]Adjusted owing to first-time application of IAS 19 (rev. 2004).

Number of staff

The number of staff employed by the Group as at 30 September 2006 totalled 25,724 (27,063) in Germany and 11,064 (10,890) in other countries.

	30.9.2006	31.12.2005
Reinsurance companies	6,860	6,798
Primary insurance companies	29,160	30,465
Asset management	768	690
Total	36,788	37,953

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2005, there have been no material changes in financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated result for the reporting period by the weighted average number of shares.

		Q1–3 2006	Q1–3 2005[1]	Q3 2006	Q3 2005[1]
Consolidated result attributable to Munich Re equity holders	€m	2,799	1,340	715	494
Weighted average number of shares		227,798,199	228,287,183	227,500,163	227,992,836
Earnings per share	€	12.28	5.87	3.15	2.17

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).

Events after the balance sheet date

The acquisition by ERGO of a majority stake in the Turkish insurance group Isviçre, which was agreed on 24 July 2006, became legally effective at the beginning of October after the competent Turkish authorities had given the requisite approvals. ERGO thus holds a 65.1% stake in the Isviçre Group. Further shares will shortly be acquired, raising ERGO's future shareholding to 75%. The total purchase price will amount to €213.8m. The group includes Turkey's fifth-largest property-casualty insurer (Isviçre Sigorta), which focuses on personal lines business, but it also operates in the strongly growing segments of life and health. Isviçre will be consolidated in our financial statements as from the fourth quarter of 2006. At present, its incorporation into our Group-wide reporting processes is not yet concluded, so that the furnishing of detailed figures is currently not possible.

The Group plans to sell a significant portion of its German real estate. The items involved are office, commercial and residential buildings located mainly in large cities but also in medium-sized centres. The intended sale will be carried out using a bidding process. As it is not yet sufficiently certain whether the prices expected by the Group can be achieved on the market, it is currently open whether the items will actually be sold.

At its meeting on 7 November 2006, the Board of Management resolved to buy back Munich Re shares via the stock exchange up to the 2007 Annual General Meeting. The buy-back volume is limited to one billion euros, and the intention is to retire the shares after acquisition.

Important dates

19 March 2007	Balance sheet meeting of the Supervisory Board
20 March 2007	Annual report for the business year 2006
20 March 2007	Balance sheet press conference
21 March 2007	Analysts' conference
26 April 2007	Annual General Meeting
7 May 2007	Interim report at 31 March 2007
6 August 2007	Interim report at 30 June 2007
5 November 2007	Interim report at 30 September 2007

The official German original of this quarterly report is also available from the Company. In addition, you will find copies of our annual reports and interim reports, along with further current information about Munich Re and its shares, on our internet website (http://www.munichre.com).

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 1802) 2262 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Tel.: +49 (89) 3891-3901
Fax: +49 (89) 3891-9888
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Tel.: +49 (89) 3891-2504
Fax: +49 (89) 3891-3599
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 3891-0
Fax: +49 (89) 399056
http://www.munichre.com

Responsible for content
Central Division: Group Accounting

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Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen, Germany

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-05182

